Vampr Inc.
A Delaware Corporation
and its associated group

Combined Financial Statements (Unaudited)
December 31, 2021 and 2020

Vampr Group

TABLE OF CONTENTS

	Page
COMBINED FINANCIAL STATEMENTS (UNAUDITED) AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS THEN ENDED:	

Vampr Group
Combined Balance Sheets (Unaudited)
As of December 31, 2021 and 2020

		2021		2020
ASSETS				
Current Assets:				
Cash and cash equivalents	$	385,931	$	160,510
Accounts receivable		204,646		114,647
Due from related party		4,350		4,620
Other assets		5,200		5,523
Total Current Assets		600,127		285,300
Non-Current Asset:				
Software, net		1,031,223		499,348
Total Non-Current Asset		1,031,223		499,348
TOTAL ASSETS	$	1,631,350	$	784,648
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable and accrued expenses	$	49,063	$	5,472
Convertible notes payable (1)		551,122		585,546
Accrued interest payable (1)		72,721		76,513
Total Current Liabilities		672,906		667,531
Long-term Liability:				
SAFE liabilities		492,389		492,389
Total Long-term Liability		492,389		492,389
Total Liabilities		1,165,295		1,159,920
Stockholders' Equity/(Deficit):				
Series Seed Preferred Stock, $0.00001 par, 32,000 shares authorized, 29,590 shares issued and outstanding, liquidation preference of $474,995, as of both December 31, 2021 and 2020		-		-
Series Seed-2 Preferred Stock, $0.00001 par, 48,000 shares authorized, 41,671 and 0 shares issued and outstanding, liquidation preference of $738,808 and $0, as of each December 31, 2021 and 2020, all respectively		-		-
Series Seed-3 Preferred Stock, $0.00001 par, 125,000 shares authorized, 16,810 and 0 shares issued and outstanding, liquidation preference of $403,420 and $0, as of each December 31, 2021 and 2020, all respectively		-		-
Common Stock, $0.00001 par, 1,150,000 shares authorized, 429,233 and 425,853 shares issued and outstanding as of each December 31, 2021 and 2020, respectively		4		4
Additional paid-in capital		1,960,466		804,887
Accumulated other comprehensive income/(loss)		30,328		8,996
Accumulated deficit		(1,524,743)		(1,189,159)
Total Stockholders' Equity/(Deficit)		466,055		(375,272)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	1,631,350	$	784,648

(1) Convertible notes payable and accrued interest payable are held by Bandlink Pty Ltd and are not an obligation of Vampr, Inc. See Note 4 for further discussion.

No assurance is provided

See accompanying notes, which are an integral part of these combined financial statements.

Vampr Group
Combined Statements of Operations and Comprehensive Income/(Loss) (Unaudited)
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ 351,483	$ 241,511
Operating expenses:		
General and administrative	404,743	235,413
Sales and marketing	250,705	129,507
Research and development	-	32,571
Total operating expenses	655,448	397,491
Loss from operations	(303,965)	(155,980)
Other Income/(Expense):		
Interest income	-	791
Gain on loan forgiveness	-	10,270
Interest expense	(31,619)	(28,842)
Total Other Income/(Expense)	(31,619)	(17,781)
Provision for income taxes	-	-
Net loss	$ (335,584)	$ (173,761)
Other comprehensive income/(loss):		
Gain/(Loss) on foreign currency translation	21,332	(55,389)
Total comprehensive loss	$ (314,252)	$ (229,150)

Vampr Group
Combined Statements of Changes in Stockholders' Equity/(Deficit) (Unaudited)
For the years ended December 31, 2021 and 2020

	Series Seed Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Common Stock					
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at December 31, 2019	17,636	$ -	-	$ -	-	$ -	425,173	$ 4	$ 597,884	$ 64,385	$ (1,015,398)	$ (353,125)
Issuance of preferred stock	11,954	-	-	-	-	-	-	-	195,008	-	-	195,008
Stock based compensation	-	-	-	-	-	-	680	-	11,995	-	-	11,995
Other comprehensive income/(loss)	-	-	-	-	-	-	-	-	-	(55,389)	-	(55,389)
Net loss	-	-	-	-	-	-	-	-	-	-	(173,761)	(173,761)
Balance at December 31, 2020	29,590	-	-	-	-	-	425,853	4	804,887	8,996	(1,189,159)	(375,272)
Issuance of preferred stock	-	-	41,671	-	16,810	-	-	-	1,142,048	-	-	1,142,048
Offering costs	-	-	-	-	-	-	-	-	(46,092)	-	-	(46,092)
Stock based compensation	-	-	-	-	-	-	3,380	-	59,623	-	-	59,623
Other comprehensive income/(loss)	-	-	-	-	-	-	-	-	-	21,332	-	21,332
Net loss	-	-	-	-	-	-	-	-	-	-	(335,584)	(335,584)
Balance at December 31, 2021	29,590	$ -	41,671	$ -	16,810	$ -	429,233	$ 4	$ 1,960,466	$ 30,328	$ (1,524,743)	$ 466,055

No assurance is provided

See accompanying notes, which are an integral part of these combined financial statements.

Vampr Group
Combined Statements of Cash Flows (Unaudited)
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss	$ (335,584)	$ (173,761)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	6,804	67,398
Stock based compensation	59,623	11,995
Changes in operating assets and liabilities:		
Decrease/(Increase) in accounts receivable	(89,999)	(101,088)
Decrease/(Increase) in other assets	-	(535)
Increase/(Decrease) in accounts payable	43,591	3,036
Increase/(Decrease) in accrued interest payable	(347)	1,136
Increase/(Decrease) in deferred grant income	-	(12,398)
Net Cash Used In Operating Activities	(315,912)	(204,217)
Cash Flows From Investing Activities		
Software development costs	(538,679)	(492,544)
Cash Used In Investing Activities	(538,679)	(492,544)
Cash Flows From Financing Activities		
Issuance of preferred stock	1,142,048	195,008
Offering costs	(46,092)	-
Issuance of SAFE agreements	-	336,309
Repayment of short-term loan	-	(39,635)
Net Cash Provided By Financing Activities	1,095,956	491,682
Effect of foreign currency exchange gain/(loss)	(15,944)	8,544
Net Change In Cash	225,421	(196,535)
Cash at Beginning of Year	160,510	357,045
Cash at End of Year	$ 385,931	$ 160,510
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

No assurance is provided
See accompanying notes, which are an integral part of these combined financial statements.

NOTE 1: NATURE OF OPERATIONS

Vampr Group (the "Company") consists of the following entities (each an "Entity", collectively the "Entities" or the "Companies"), combined for financial reporting purposes due to common ownership, control, and management.

- Vampr Inc. was incorporated under the laws of Delaware on December 8, 2016 under the name Vampr LLC. On May 2, 2019, the Company converted from Vampr LLC to Vampr Inc.
- Bandlink Pty Ltd is the parent of Bandlink IP Pty Ltd, which are both incorporated in Australia. Both companies are under common control with Vampr Inc. Substantially all assets of Bandlink Pty Ltd were acquired by Vampr Inc. during 2019 in an acquisition transaction discussed in Note 3. Accordingly, as an acquisition of a company under common control, Bandlink Pty Ltd has been retroactively consolidated to these combined financial statements. The results of these entities have been consolidated with the Company in these combined financial statements. In 2019, Bandlink IP Pty Ltd ceased operations.
- Vampr Pty Ltd was incorporated under the laws of Australia on May 11, 2015. Vampr Pty Ltd is under common control and management as Vampr Inc. and all activities formerly conducted under Vampr Pty Ltd will now be assumed by Vampr Inc. in conjunction with the asset acquisition transaction of Bandlink Pty Ltd discussed in Note 3. Therefore, the Company has elected to include the activity and balances of Vampr Pty Ltd in these financial statements. In 2019, Vampr Pty Ltd ceased operations.
- Vampr (Australia) Pty Ltd was incorporated under the laws of Australia on October 17, 2019. Vampr (Australia) Pty Ltd was created to undertake the research and development of the Company and under common control and management with Vampr Inc. The results of this entity has been consolidated with the Company in these combined financial statements.
- The financial information of Bandlink Pty Ltd is included under GAAP guidance and Vampr Pty Ltd is provided for background historical information only. Vampr Inc. is a stand-alone entity, independent of Bandlink Pty Ltd and Vampr Pty Ltd and assumed no liabilities from these entities, though such are presented in these combined and consolidated financial statements. Vampr Inc. did, however, acquire all key IP assets from these entities, including the software and user databases, as discussed in Notes 3 and 8.

The Company operates a location-based social and professional mobile platform which facilitates music discovery, networking, and communication between musicians, music industry professionals, and music fans. The Company furthered development to expand to other creative communities.

NOTE 2: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated profits since inception and has sustained net losses of $335,584 and $173,761 for the years ended December 31, 2021 and 2020, respectively, as it is early stage and not yet generating significant revenue by design. The focus has been on building a user base ahead of revenue generation. The Company has an accumulated deficit of $1,524,743, has current liabilities in excess of current assets by $72,779 as of December 31, 2021, and generated negative cash flows from operating activities of $315,912 for the year ended December 31, 2021. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to raise capital to implement the next planned development stage of the Vampr application software. The Company anticipates that this will generate revenue from the user base and sufficient cash flows from operations to meet its obligations. No assurance can be given that the Company will be successful in these capital raising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The combined financial statements have been retroactively adjusted to apply the conversion from a limited liability company to a corporation effective at the beginning of the periods presented. Therefore, the combined statement of stockholder's deficit reflects the activity and balances as though the Company was a corporation for the periods presented.

Vampr Inc. adopted the calendar year as its basis of reporting.

Principles of Consolidation

Vampr Inc. acquired substantially all assets of Bandlink Pty Ltd, a related party under common control, in May 2019. In accordance with ASC 805-50-45-5, for transactions between entities under common control, combined financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, the combined financial statements presented herein present the activity and balances of Bandlink Pty Ltd combined with the activity and balances of the Company, adjusted as though the asset acquisition occurred at the beginning of prior periods. All intercompany activity and balances are eliminated in these combined financial statements.

All intercompany transactions, balances, and profits have been eliminated in consolidation.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. The Company recorded no write off of accounts receivable for the years ended December 31, 2021 and 2020. As of December 31, 2021 and 2020, accounts receivable amounted to $204,646 and $114,647, respectively. The Company has determined that an allowance on its accounts receivable is not necessary as of December 31, 2021 and 2020.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No property and equipment were held as of December 31, 2021 or 2020.

Software

Costs associated with maintaining software program are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software so that it will be available for use, (b) management intends to complete the software and use or sell it, (c) there is an ability to use or sell the software, (d) it can be demonstrated how the software will generate probable future economic benefits, (e) adequate technical, financial and other resources to complete the development and to use or sell the software are available, and (f) the expenditure attributable to the software during its development can be reliably measured. Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. The Company started to amortize the software in May 2016, when the asset went live for users. The estimated useful life of software is 3 years. Amortization charges on software is included in general and administrative expenses, which amounted to $6,804 and $67,398 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the Company's capitalized software development costs amounted to $1,031,223 and $492,544, respectively, for its development of next version of the Vampr application software. No depreciation was recorded yet for this software.

Carrying value of software as of December 31, 2021 and 2020 are as follows:

		2021		2020
Software cost	$	1,492,966	$	954,287
Less: Accumulated amortization		(461,743)		(454,939)
Software, net	$	1,031,223	$	499,348

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable and accrued expenses, convertible notes payable, accrued interest payable and short-term loan.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

The Company recognizes revenue when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. Net revenues recognized for the years ended December 31, 2021 and 2020 amounted to $351,483 and $241,511, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Foreign Currency

The combined financial statements are presented in United States Dollars, ("USD"), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiaries is their local currency in accordance with ASC 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder's deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain/(loss) has been reflected during the years ended December 31, 2021 and 2020.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The Company's deferred tax assets relate primarily to net operating loss (NOL) carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $369,621 and $269,569, respectively. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $369,621 and $269,569 were recorded as of December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize NOL carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had NOL carryforwards available to offset future taxable income in the amounts of $1,322,342 and $964,398. NOL incurred prior to tax year 2018 will be carried forward for 20 years and post-Tax Cuts and Jobs Act NOL will not be expired and will be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2021 tax years remain open to examination.

NOTE 4: DEBT

Convertible Notes Payable

Convertible notes payable are held by Bandlink Pty Ltd and are not an obligation of Vampr, Inc.

In 2016-2018, Bandlink Pty Ltd issued three convertible notes for total principal of $551,122 and $585,546 outstanding as of December 31, 2021 and 2020, respectively. The movement on this balance is due to currency revaluation from Australian Dollar to USD. The convertible promissory notes bear interest at an average rate of 5.5%. All principal and interest was due upon maturity. The convertible notes matured on December 31, 2019, but were renewed under the renewal option. Interest expense for these convertible notes amounted to $31,414 and $28,842 for the years ended December 31, 2021 and 2020, respectively. Accrued interest payable amounted to $72,721 and $76,513 as of December 31, 2021 and 2020, respectively. These liabilities were not assumed by Vampr Inc. in conjunction with the asset acquisition transaction discussed in Note 3. The Company reviewed the convertible note terms for beneficial conversion features and concluded there to be no beneficial conversion terms.

At the Company's discretion, these convertible notes may be converted into Company's common stock within 14 days of the occurrence of the maturity date or happening of a trigger event. Trigger event means the occurrence of any of the following: (a) an event of default; (b) the Company or guarantors undertake any capital raising or fundraising activities; and (c) the Company or guarantors incur any debts other than in the ordinary course of business. The conversion will entitle the holders of these notes for number shares of common stock of Bandlink Pty Ltd and Vampr Pty Ltd, equal to an average of 6% of the total number of shares then outstanding.

SAFE Agreements

In 2020 and 2019, the Company conducted a Reg CF offering to issue simple agreements for future equity (SAFE Agreement), providing a total gross proceeds of $336,309 and $156,080, respectively. In 2019, the Company paid $7,804 cash broker fees in, which were included in general and administrative expenses, in conjunction with the offering. These funds were raised for development of the next version of the Vampr application. Vampr software development and marketing is planned to continue throughout 2022. As of both December 31, 2021 and 2020, SAFE liabilities amounted to $492,389.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's Class CF common stock. If there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of Class CF Common Stock equal to the purchase amount divided by the conversion price. The conversion price is the lesser of a 20% discount to the pricing in the triggering equity financing or the price per share implied by a valuation cap of $7,500,000 on the fully diluted capitalization of the Company at the date of the triggering equity financing event.

In the case of a liquidation event (as defined in the SAFE agreement) before the expiration or termination of the SAFE agreements, the SAFE agreements are convertible at the holders' election into either: a) cash equal to the purchase amount or b) Company's common stock equal to the purchase amount divided by the price per share implied by a valuation cap of $7,500,000 on the fully diluted capitalization of the Company at the date of liquidation event, if the investor fails to select the cash option.

In the case of a dissolution event (as defined in the SAFE agreement) before the expiration or termination of the SAFE agreements, the SAFE agreements are to be paid from available assets after satisfying debts and other senior interests an amount up to the purchase amount, or ratable portion of available assets.

PPP Loans

On April 26, 2020, the Company obtained a Paycheck Protection Program (PPP) loan from a bank amounting to $10,270. This loan bears interest at 1% per annum and will mature 2 years from the date of first disbursement of the loan, including the deferral of the first 6 months from the date of first disbursement of the loan. The loan is forgivable if certain conditions are met. This loan was forgiven in December 2020 and recognized as other income by the Company.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Through December 31, 2018, Vampr Inc. (formerly Vampr, LLC) was a limited liability company wholly owned by Vampr Pty Ltd. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

On May 2, 2019, the Company converted to a corporation and accordingly changed its name to Vampr Inc. and acquired substantially all assets of Bandlink Pty Ltd, a related party company under common control. The Company issued Bandlink Pty Ltd 425,173 shares of its common stock in this transaction in exchange for such assets. The IP assets acquired were valued at $425,173 based on the historical costs of development. The combined financial statements are presented to retroactively adjust the equity presentation as if the conversion occurred at the beginning of the periods presented.

On October 14, 2019, the Company amended and restated its articles of incorporation (the "Amended Articles") to authorize 1,000,000 shares of $0.00001 par value common stock, and 55,000 shares of $0.00001 par value preferred stock. All shares of the preferred stock are designated as Series Seed preferred stock.

On September 20, 2021, the Company amended and restated its articles of incorporation (the "Third Restated Certificate") to authorize 1,150,000 shares of $0.00001 par value common stock, and 205,000 shares of $0.00001 par value preferred stock. The Company designated its preferred stock as 32,000 shares of Series Seed preferred stock, 48,000 shares of Series Seed-2 preferred stock and 125,000 shares of Series Seed-3 preferred stock.

Preferred Stock

Series Seed Preferred Stock

In 2020, the Company issued 11,954 shares of Series Seed preferred stock at an average price of $16.31, providing gross proceeds of $195,008.

As of both December 31, 2021 and 2020, 29,590 shares of Series Seed preferred stock were issued and outstanding.

Series Seed-2 Preferred Stock

In 2021, the Company issued 41,671 shares of Series Seed-2 preferred stock at price of $17.73, providing gross proceeds of $738,808 and incurred $31,429 offering costs.

As of December 31, 2021 and 2020, 41,671 and 0 shares of Series Seed-2 preferred stock were issued and outstanding, respectively.

Series Seed-3 Preferred Stock

In 2021, the Company issued 16,810 shares of Series Seed-3 preferred stock at price of $23.99, providing gross proceeds of $403,240 and incurred $14,663 offering costs.

As of December 31, 2021 and 2020, 16,810 and 0 shares of Series Seed-3 preferred stock were issued and outstanding, respectively.

Preferred stockholders vote along with common stockholders and have additional voting rights in certain circumstances, have certain dividend preferences over common stockholders, an optional conversion right where the preferred stock are convertible at a dilution protected 1:1 rate, and automatic conversion upon certain voting requirements or upon an initial public offering meeting certain criteria (as defined in the Third Restated Certificate).

Preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of original purchase price of $15.88 to $23.99 per share and on an as converted to common stock at the liquidation date. The total liquidation preferences as of December 31, 2021 and 2020 amounted to $1,213,803 and $474,995, respectively.

Common Stock

In 2020, the Company issued 680 shares of common stock to one of its directors in exchange for services to the Company at a price of $17.64 per share, providing total stock based compensation of $11,995.

In 2021, the Company issued 680 shares of common stock to one of its directors and 2,700 shares of common stock to one of its employees in exchange for services to the Company at a price of $17.64 per share, providing total stock based compensation of $59,623.

As of December 31, 2021 and 2020, 458,474 and 425,853 shares of common stock were issued and outstanding, respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

From time to time the Company advances funds to its directors. There is no formal repayment terms or interest rates established for these advances. The balance due from directors was $4,350 and $4,620 at December 31, 2021 and 2020, respectively. The movement on this balance is due to currency revaluation from Australian Dollar to USD.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Regulation Crowdfunding Offering

In 2022, the Company continued an ongoing offering of its Series Seed-3 preferred stock under Regulation Crowdfunding. The Company received gross proceeds of approximately $670,000 related to this offering from the pending issuance of approximately 26,000 shares at prices ranging $23.89 to $34.13 per share.

Management's Evaluation

Management has evaluated subsequent events through March 4, 2022, the date the combined financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these combined financial statements.